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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2004.

Commission File Number

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.    Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commssion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
(Registrant)

Date September 16, 2004

SEC 1815 (11-02)

DSG INTERNATIONAL REPORTS SECOND QUARTER AND YEAR-TO-DATE

FINANCIAL RESULTS

Duluth, Ga., September 16, 2004 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the second quarter ended June 30, 2004. Net sales increased by 6.2% to $54.2 million against $51.1 million for the same period last year. Net income in the second quarter of 2004 was $0.5 million compared to a net loss of $3.0 million in the same quarter last year.

The Company’s sales in all regions recorded improvement over last year. North America had a gain of 3.6%, with the increase from both branded and private label business. Sales in Greater China and South East Asia recorded double digit growth being led by the PRC and Thailand. Sales also increased in the United Kingdom due to higher volume on private label business.

Gross profit margin in the second quarter of 2004 was 26.5% compared to 23.4% for the same period last year due to improved cost efficiency on higher volume output and reduction of manufacturing overhead in North America. Selling, general and administrative expense as a percentage of net sales dropped to 24.3% from 27.9% in the same quarter last year. However last year was impacted by special or other charges of $1.5 million for stock-based compensation expenses and $530,000 for transaction expenses on the purchase of real estate. Excluding these items underlying selling, general and administrative expense in the second quarter of 2003 was $12.2 million or 23.9% of net sales.

Interest expense for the quarter ended June 30, 2004 was $513,000 compared to $355,000 last year due to higher debt level of $38.7 million as of June 30, 2004 versus $27.4 million at June 30, 2003. An exchange loss of $572,000 in the second quarter of 2004 was largely attributable to exchange losses realized on inter-company loans. Other income of $307,000 in the second quarter of 2004, arose mainly from rental income.

For the six months ended June 30, 2004, net sales increased by 1.8% to $110.6 million from $108.7 million in the first half of 2003. Net income for the six months ended June 30, 2004 was $689,000 compared with a net loss of $4.2 million for the same period last year. Gross profit margin for the period improved by 2.6 percentage points to 26.4% from 23.8% in the previous year. In the first half of 2004, selling, general and administrative expense as a percentage of net sales was 24.0% compared with 26.2% for the same period last year. As mentioned above, 2003 to date period included special or other expenses of $2.2 million. Higher interest of $974,000 in the first half of 2004 compared with $696,000 last year was due to higher debt levels.

Brandon Wang, Chairman of the Company, said, “The second quarter results demonstrated the continued improvement of our operations. Although I am heartened by the sales growth in all of our regions in the quarter, I am more encouraged by the progress we have made on cost savings. These initiatives have resulted in an improvement of over three points on the gross profit margin compared to the same period last year and has enabled us to continue strengthening the Company’s financial position.”

In June 2004, the Company announced the reopening of the Duluth, Georgia facility as a distribution center and at the same time, the closure of the adult incontinence facility in Wisconsin. This strategic move was designed to exit the unprofitable institutional incontinence business and focus on the retail incontinence business where the Company can offer better supply chain efficiency when distribution is linked with disposable baby products.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

September 16, 2004

STATEMENTS OF OPERATIONS

(In thousands, except earnings per share, unaudited)

The Statements of Operations for the three-month and six-month periods ended June 30, 2004 and 2003 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Net sales	$54,219	$51,057	$110,645	$108,703

Gross profit	14,386	11,940	29,231	25,826
Gain (loss) on sale of property, plant and other assets	176	6	202	(51)
Selling, general and administrative expense	(13,160)	(14,235)	(26,605)	(28,451)

Operating income (loss)	1,402	(2,289)	2,828	(2,676)

Interest expense	(513)	(355)	(974)	(696)
Exchange gain/(loss)	(572)	369	(618)	651
Other income	307	67	354	225

Income (loss) before income taxes and minority interest	624	(2,208)	1,590	(2,496)
Provision for income taxes	(253)	(399)	(901)	(1,043)
Minority interest	144	(384)	—	(690)

Net income (loss)	$515	$(2,991)	$689	$(4,229)

Earnings (losses) per share:
Basic	$0.07	$(0.44)	$0.09	$(0.61)

Diluted*	$0.07	$(0.44)	$0.09	$(0.61)

Weighted average number of shares outstanding:
Basic	7,258	6,818	7,258	6,903

Diluted	7,433	8,188	7,433	7,690

*	The restricted shares and stock options outstanding at June 30, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the three months and six months ended June 30, 2003.

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Net income (loss)	$515	$(2,991)	$689	$(4,229)

Other comprehensive income
Foreign currency translation (loss) Income -	(276)	309	(302)	304
Comprehensive income (loss)	$239	$(2,682)	$387	$(3,925)

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	June 30, 2004	December 31, 2003
Working capital	$15,271	$13,171
Total assets	131,679	132,728
Long-term debt	17,879	14,167
Shareholders’ equity	54,251	53,120

At June 30, 2004 the Company had cash totaling $17.6 million.

Included as Exhibits to this Second Quarter Report

Exhibit
32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

32.3	Certification by Peter Chang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002